UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Royalty Pharma plc
(Name of Issuer)
Class A Ordinary Shares
(Title of Class of Securities)
G7709Q104
(CUSIP Number)

Juan Francisco Mendez, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
M. Germano Giuliani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland and of the United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,280,339

	8	SHARED VOTING POWER
50,000

	9	SOLE DISPOSITIVE POWER
10,280,339

	10	SHARED DISPOSITIVE POWER
50,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,330,339

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
Skyeline Management Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,795,072

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,795,072

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,795,072

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
Avara Management Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,272,592

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,272,592

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,272,592

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
MGG Strategic SICAF SIF S.A. – MGG Strategic

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,225,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,225,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,225,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
MGG Strategic SICAF SIF S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,225,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,225,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,225,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
GG1978 SICAF SIF S.A. – GG Strategic

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,426,170

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
19,426,170

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,426,170

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
GG 1978 SICAF SIF S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,426,170

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
19,426,170

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,426,170

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
GISEV Trustees Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
R & H Trust Co. (Guernsey) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
41,651,170 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
41,651,170 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,651,170 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The number of shares referenced herein include (i) 22,225,000 Class A Shares directly held by MGG Strategic SICAF SIF S.A. – MGG Strategic, a sub-fund of MGG Strategic SICAF SIF S.A., which is owned by the MGG Trust, for which R & H Trust Co. (Guernsey) Limited  is the trustee; and (ii) 19,426,170 Class A Shares directly held by GG 1978 SICAF SIF S.A. – GG Strategic, a sub-fund of GG 1978 SICAF SIF S.A., which is owned by the GG Trust, for which R & H Trust Co. (Guernsey) Limited is the trustee. R & H Trust Co. (Guernsey) Limited is the trustee of the MGG Trust and the GG Trust and as such may be deemed to have beneficial ownership of the shares held by the MGG Trust and the GG Trust.

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
Achille G. Severgnini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
41,651,170 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
41,651,170 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,651,170 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The number of shares referenced herein include (i) 22,225,000 Class A Shares directly held by MGG Strategic SICAF SIF S.A. – MGG Strategic, a sub-fund of MGG Strategic SICAF SIF S.A., which is owned by the MGG Trust, for which Achille G. Severgnini is the protector; and (ii) 19,426,170 Class A Shares directly held by GG 1978 SICAF SIF S.A. – GG Strategic, a sub-fund of GG 1978 SICAF SIF S.A., which is owned by the GG Trust, for which Achille G. Severgnini is the protector.

Explanatory Note

This Amendment No. 4 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 29, 2020, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 5, 2022, as amended by Amendment No. 2 to Schedule 13D filed with the SEC on August 11, 2022, as amended by Amendment No. 3 to Schedule 13D filed with the SEC on October 4, 2022 (as amended, the “Schedule 13D”) with respect to the Class A Ordinary Shares, par value $0.0001 per share (“Class A Shares”) of Royalty Pharma plc, a company formed under the jurisdictions of England and Wales (the “Issuer”).  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 (a) is hereby amended and supplemented to include R & H Trust Co. (Guernsey) Limited as a Reporting Person in its capacity as trustee of the MGG Trust and of the GG Trust and Items 2(b)-(f) are hereby amended and supplemented as follows:

(b),(f) The principal business address of R & H Trust Co. (Guernsey) Limited is Trafalgar Court, 3rd Floor, West Wing, Les Banques, St Peter Port, Guernsey, GY1 2JA.

Information regarding each director and executive officer of certain of R & H Trust Co. (Guernsey) Limited is set forth on the amended and restated Schedule I attached hereto.

(c) The principal business of R & H Trust Co. (Guernsey) Limited is a trust company that serves as trustee of trusts.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

Effective as of the Issuer’s 2024 annual meeting of its stockholders on June 6, 2024, Mr. M. Germano Giuliani no longer serves as a member of the Board.

Effective as of July 9, 2024, GISEV Trustees has resigned as the trustee for each of the Trusts and R & H Trust Co. (Guernsey) Limited became the trustee of each of the Trusts.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) and (e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 450,981,030 Class A Shares outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2024.

The aggregate number and percentage of shares of Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof: (a) Skyeline directly holds 7,795,072 Class A Shares, (b) Avara directly holds 2,477,520 Class A Shares, (c) MGG Strategic directly holds 22,225,000 Class A Shares, (d) GG Strategic directly holds 19,426,170 Class A Shares, (e) Mr. Giuliani directly holds 7,747 Class A Shares and (f) the spouse of M. Germano Giuliani directly holds 50,000 Class A Shares over which Mr. Giuliani may be deemed to have shared beneficial ownership.

Collectively, the Reporting Persons may be deemed to beneficially own an aggregate of 51,981,509 Class A Shares, representing beneficial ownership over 11.5% of the outstanding Class A Shares.

Skyeline is wholly-owned by Avara. Avara is wholly-owned by M. Germano Giuliani.

MGG Strategic is a sub-fund managed and administered by MGG SICAF. A board of directors consisting of M. Germano Giuliani, Achille G. Severgnini, Marco Sterzi and Franco Toscano has voting and dispositive power over the securities managed by MGG SICAF. Each member of the board disclaims beneficial ownership over such shares. MGG SICAF is owned by the MGG Trust of which M. Germano Giuliani is the beneficiary. The MGG Trust is the 100% economic owner of the shares held by MGG Strategic.

GG Strategic is a sub-fund managed and administered by GG 1978 SICAF. A board of directors consisting of Giammaria Giuliani, Achille G. Severgnini, Marco Sterzi and Franco Toscano has voting and dispositive power over the securities managed by GG 1978 SICAF. Each member of the board disclaims beneficial ownership over such shares. GG 1978 SICAF is owned by the GG Trust, of which Giammaria Giuliani is the beneficiary (together with the MGG Trust, the “Trusts”). The GG Trust is the 100% economic owner of the shares held by GG Strategic. Each of M. Germano Giuliani and Giammaria Giuliani disclaim beneficial ownership over the shares beneficially owned by MGG Strategic and GG Strategic.

The trustee of each of the Trusts is R & H Trust Co. (Guernsey) Limited. R&H Trust Co. (Guernsey) Limited disclaims beneficial ownership over the shares beneficially owned by MGG Strategic and GG Strategic. The protector of each of the Trusts is Achille G. Severgnini, who has the power to remove and replace the trustee of each the Trusts.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Class A Shares and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Except as set forth in this Amendment No. 4, none of the Reporting Persons has effected any transaction in Class A Shares in the prior 60 days.

(e) As of the July 9, 2024, upon its resignation as trustee of each of the Trusts, GISEV Trustees is no longer the trustee to the Trusts and therefore, no longer deemed a beneficial owner of more than five percent of the Issuer’s outstanding Class A Shares. As of the date hereof, none of Skyeline, Avara, MGG Strategic, GG Strategic and Mr. M. Germano Giuliani beneficially owns more than five percent of the Issuer’s outstanding Class A Shares. As a result, the filing of this Amendment No. 4 constitutes an exit filing for each of GISEV Trustees, Skyeline, Avara, MGG Strategic. GG Strategic and Mr. M. Germano Giuliani.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

MGG Strategic Facility Agreement

On July 29, 2024, MGG SICAF, acting solely in respect of its sub-fund MGG Strategic, entered into a deed of amendment and restatement relating to the MGG Facility Agreement, pursuant to which MGG Strategic increased its pledge of Class A Shares as collateral to secure its obligations under the MGG Facility Agreement to an aggregate of 17,367,141 Class A Shares. The maximum amount available for MGG Strategic under the Facility Agreement was confirmed in $75 million in respect of the committed facility under the MGG Facility Agreement, and increased to $75 million in respect of the uncommitted facility under the MGG Facility Agreement. The maturity date in respect of the committed facility under the MGG Facility Agreement is August 10, 2026, and in respect of the uncommitted facility under the MGG Facility Agreement is August 10, 2025, with the possibility of extension thereof in accordance with the terms of the MGG Facility Agreement.  Upon the occurrence of certain events that are customary for this type of facility, the lender may exercise its rights to require MGG Strategic to pre-pay the loan proceeds or post additional collateral, or foreclose on, and dispose of, the pledged securities in accordance with the MGG Facility Documents.

Skyeline’s Uncommitted and On Demand Credit Facility Agreement

Skyeline amended its Facility Documents with J.P. Morgan SE, as lender, to lower the number of pledged Class A Shares used as collateral to secure its obligations under the Facility Agreement to 4,795,072 Class A Shares.  The maximum amount available for Skyeline to borrow under the Facility Agreement remains $50 million.

GG 1978 Facility Agreement

On July 29, 2024, GG 1978, acting solely in respect of its sub-fund GG Strategic, entered into a deed of amendment and restatement relating to the GG Facility Agreement, pursuant to which GG 1978 reduced its pledge of Class A Shares as collateral to secure its obligations under the GG Facility Agreement to an aggregate of 8,683,571 Class A Shares. The maximum amount available for GG 1978 under the Facility Agreement was increased to $100 million and the facility was confirmed to be uncommitted. The maturity date is August 10, 2025, with the possibility of extension thereof in accordance with the terms of the GG Facility Agreement.  Upon the occurrence of certain events that are customary for this type of facility, the lender may exercise its rights to require GG 1978 to pre-pay the loan proceeds or post additional collateral, or foreclose on, and dispose of, the pledged securities in accordance with the GG Facility Documents.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description

Exhibit I	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2024

MARIO GERMANO GIULIANI

	By:	/s/ Achille G. Severgnini, Attorney-in-Fact

SKYELINE MANAGEMENT LTD
By: GISEV (Suisse) SA, Corporate Director to GS Corporate Ltd., which is corporate director to Skyeline Management Ltd.

	By:	/s/ Achille G. Severgnini
	Name:	Achille G. Severgnini
	Title:	Director of GISEV (Suisse) SA

AVARA MANAGEMENT LTD
By: GISEV (Suisse) SA, Corporate Director to GS Corporate Ltd., which is corporate director to Avara Management Ltd.

	By:	/s/ Achille G. Severgnini
	Name:	Achille G. Severgnini
	Title:	Director of GISEV (Suisse) SA

MGG STRATEGIC SICAF SIF S.A. – MGG Strategic

	By:	/s/ Achille G. Severgnini
	Name:	Achille G. Severgnini
	Title:	Director

MGG STRATEGIC SICAF SIF S.A.

	By:	/s/ Achille G. Severgnini
	Name:	Achille G. Severgnini
	Title:	Director

GG 1978 SICAF SIF S.A. – GG STRATEGIC

By:	/s/ Achille G. Severgnini
Name:	Achille G. Severgnini
Title:	Director

GG 1978 SICAF SIF S.A.

By:	/s/ Achille G. Severgnini
Name:	Achille G. Severgnini
Title:	Director

GISEV TRUSTEES LIMITED

By:	/s/ Karen Higgins
Name:	Karen Higgins
Title:	Director

By:	/s/ Alison Wyser
Name:	Alison Wyser
Title:	Director

R & H TRUST CO. (GUERNSEY) LIMITED

By:	/s/ Karen Higgins
Name:	Karen Higgins
Title:	Director

By:	/s/ Alison Wyser
Name:	Alison Wyser
Title:	Director

ACHILLE G. SEVERGNINI

/s/ Achille G. Severgnini

SCHEDULE I

Skyeline Management Ltd

Name of Director	Principal Business Address	Principal Occupation	Citizenship
GS Corporate Ltd. (corporate director)	Via Nassa 11, 6900 Lugano, Switzerland	Company provides corporate services	British Virgin Islands (incorporation)

Avara Management Ltd

Name of Director	Principal Business Address	Principal Occupation	Citizenship
GS Corporate Ltd. (corporate director)	Via Nassa 11, 6900 Lugano, Switzerland	Company provides corporate services	British Virgin Islands (incorporation)

MGG Strategic SICAF SIF S.A. and MGG Strategic SICAF SIF S.A. – MGG Strategic

Name of Director	Principal Business Address	Principal Occupation	Citizenship
Mario Germano Giuliani	c/o MGG Capital SAM, Place du Casino, Immeuble G - 4ETG Nord, 98000 Monaco (MC)	Chairman of MGG Strategic SICAF SIF S.A.	Switzerland
Achille G. Severgnini	c/o GISEV Family Office SA Via Nassa 11, 6900 Lugano, Switzerland	Director of MGG Strategic SICAF SIF S.A.	Italy
Marco Sterzi	18 Avenue de la Porte Neuve, L-2227 Luxembourg	Director of MGG Strategic SICAF SIF S.A.	Italy
Franco Toscano	18 Avenue de la Porte Neuve, L-2227 Luxembourg	Director of MGG Strategic SICAF SIF S.A.	Italy

GG 1978 SICAF SIF S.A. and GG 1978 SICAF SIF S.A.- GG Strategic

Name of Director	Principal Business Address	Principal Occupation	Citizenship
Giammaria Giuliani	c/o GISEV Family Office SA Via Nassa 11, 6900 Lugano, Switzerland	Chairman of GG 1978 SICAF SIF S.A.	Switzerland
Achille G. Severgnini	c/o GISEV Family Office SA Via Nassa 11, 6900 Lugano, Switzerland	Director of GG 1978 SICAF SIF S.A.	Italy
Marco Sterzi	18 Avenue de la Porte Neuve, L-2227 Luxembourg	Director of GG 1978 SICAF SIF S.A.	Italy
Franco Toscano	18 Avenue de la Porte Neuve, L-2227 Luxembourg	Director of GG 1978 SICAF SIF S.A.	Italy

R & H Trust Co. (Guernsey) Limited

Name of Director	Principal Business Address	Principal Occupation	Citizenship
Alasdair Cross	Trafalgar Court, 3rd Floor, Les Banques, St. Peter Port, Guernsey GY1 2JA	Director of R & H Trust Co. (Guernsey) Limited	Great Britain
Karen Higgins	Trafalgar Court, 3rd Floor, Les Banques, St. Peter Port, Guernsey GY1 2JA	Director of R & H Trust Co. (Guernsey) Limited	Great Britain
Laura McCarthy	Trafalgar Court, 3rd Floor, Les Banques, St. Peter Port, Guernsey GY1 2JA	Director of R & H Trust Co. (Guernsey) Limited	Great Britain
Alison Wyser	Trafalgar Court, 3rd Floor, Les Banques, St. Peter Port, Guernsey GY1 2JA	Director of R & H Trust Co. (Guernsey) Limited	Great Britain